UNOFFICIAL ENGLISH TRANSLATION

THIS DOCUMENT IS EXECUTED IN BAHASA INDONESIA

14 March2014

Otoritas Jasa Keuangan ("OJK")

U.p.: Ibu Nurhaida, Kepala Eksekutif Pengawas Pasar Modal

(Ex. Badan Pengawas Pasar Modal dan Lembaga Keuangan)

Gedung Sumitro Djojohadikusumo

Jl. Lapangan Banteng Timur No. 2-4

Jakarta 10710

Re.:

Disclosure of information

Dear Madam,

PT Indosat Tbk. ("Indosat") agreed to sell all of its shares in PT Tower Bersama Infrastructure Tbk. ("TBIG"), in the amount of 239,826,310 shares, representing 5% of TBIG's issued and paid up share capital, by way of an accelerated book-built offeringto certain institutional investors, withMerrill Lynch (Singapore) Pte. Ltd. acting as the sole placement agent and CLSA Singapore Pte Ltd as the co-lead manager, at a sale price of IDR5,800per share.

The value of this transactionis approximately IDR 1,390,992,598,000 before commissions and expenses. The settlement of the transaction is expected to take place on 19 March 2014("Completion").

Following the Completion, Indosat will no longer hold an ownership stake in TBIG.

UNOFFICIAL ENGLISH TRANSLATION

THIS DOCUMENT IS EXECUTED IN BAHASA INDONESIA

Yours sincerely,

PT Indosat Tbk

[ Signed ]

______________________________

Name

: Alexander Rusli

Title

: President Director & CEO

Copied to:

- BapakSugianto, DirekturPenilaianKeuangan Perusahaan, SektorJasa, OJK

- Direksi PT Bursa Efek Indonesia

- Corporate Secretary PT Tower InfrastructureTbk.

- PT Bank Rakyat Indonesia (Persero) Tbk. sebagaiwaliamanat PT Indosat Tbk.

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